Exhibit 99.6

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Technologies & Bioressources Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F/A for the year ended February 28, 2013 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Henri Harland
	Name:	Henri Harland

	Title:	President and Chief Executive Officer

	Date:	March 31, 2014

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Technologies & Bioressources Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F/A for the year ended February 28, 2013 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ André Godin
	Name:	André Godin

	Title:	Chief Financial Officer

	Date:	March 31, 2014